Exhibit 99.1

July 3, 2020

Coalition for the energy of the future:

11 major international companies join forces to accelerate the energy transition in transport and logistics

●

AWS, Carrefour Group, CMA CGM Group, Cluster Maritime Français, Crédit Agricole Corporate and Investment Bank, Engie, Faurecia, Michelin, Schneider Electric, Total and Wärtsilä have formed an international coalition.

●	Nine concrete projects for developing energy solutions to accelerate the energy transition in transport and logistics.

At the Rencontres Économiques d’Aix-en-Provence, an economic forum attended by many organizations from around the world, 11 international groups have announced they have joined forces to form an international coalition open to new members. AWS, Carrefour Group, CMA CGM Group, Cluster Maritime Français, Crédit Agricole Corporate and Investment Bank, Engie, Faurecia, Michelin, Schneider Electric, Total and Wärtsilä are the existing members.

Common goals for the energy transition in transport and logistics

The Coalition aims to accelerate the development of energy sources and technologies to address the challenges posed by sustainable mobility in the transport and logistics industry by reducing emissions, fighting global warming and protecting biodiversity.

The 11 existing members are pooling their expertise in pursuit of three key goals to achieve genuine technological breakthroughs with tangible results by 2030:

●	Unlock a more extensive portfolio of clean energy sources,
●	Lower energy consumption per kilometer-equivalent of goods transported,
●	Eliminate a substantial proportion of emissions linked to transport and logistics.

Nine concrete projects devised by the nine working groups already set up

Over the past few months, the Coalition has established nine working groups with several dozen participants to devise nine concrete projects that will help shape the energy sources of the future:

●	Develop green hydrogen procurement solutions for the transport sector,
●	Develop biofuels for the various modes of transport,
●	Expand the use of biogas and synthetic gases in transport,
●	Replace fossil fuels with green energy across the supply chain,
●	Launch zero-emission vehicle pilot projects by the end of 2021,
●	Create a digital door-to-door route planning system that calculates the option with the lowest environmental impact,
●	Optimize the operational management and loading to step up the energy efficiency of each ton carried,
●	Make multimodal platforms more environmentally friendly for logistics applications,
●	Consolidate methods used to measure the impact of energy transition projects in transport and logistics.

The Coalition was launched in late 2019 during the French Maritime Economy Conference (Assises de l’Economie de la Mer) and has received the backing of French President Emmanuel Macron.

The Coalition’s initial findings will be officially presented in January 2021 at the IUCN World Conservation Congress.

Julien GROUES, Managing Director of AWS in France, said:

“At AWS, we are committed to running our business in the most environmentally friendly way possible, and we aim to achieve 100% renewable energy use across Amazon by 2025 on the path to net zero carbon by 2040. Beyond our own commitment, we are also convinced that the power of AWS is an asset for freight and logistics companies to accelerate research and innovation in renewable energy and make informed decisions based on the analysis of large data sets. We are delighted to put our technological expertise at the service of the coalition.”

Alexandre BOMPARD, Chairman and Chief Executive Officer of the Carrefour Group, added:

“The food transition for all, which has become Carrefour’s “raison d’être”, will not happen without an energy transition. We are a committed player and have set ambitious objectives to fight global warming, through the promotion of cleaner means of transportation, and through our aspiration to build a food distribution model that, from producer to end consumer, is environmentally friendly. We are taking actions within the Group; but the challenges are so immense, so complex, that they are necessarily collective. It is the aim of this coalition to take up these challenges, that meet the expectations of citizens and chart a new path for our societies.”

Rodolphe SAADE, Chairman and Chief Executive Officer of the CMA CGM Group, stated:

“In view of the challenges facing the world, we must unite our strengths in order to accelerate the energy transition of the transport and logistics industry. I am delighted that 11 global corporations, leaders in their respective fields, have joined this initiative. CMA CGM will provide all its expertise and experience to this first large global multisectoral coalition, supported by the President of the French Republic, Emmanuel Macron. We are all fully mobilized to produce concrete short, medium-and-long-term solutions.”

Frédéric MONCANY DE SAINT-AIGNAN, President of Cluster Maritime Français, said:

“Gathering more than 430 companies, the French Maritime Cluster brings the expertise of the entire French maritime ecosystem to the “coalition for tomorrow’s energy”. Similarly, in partnership with the ADEME (French State Agency for Environment and Energy), with major maritime companies (first and foremost CMA CGM) and with all the members of the French Maritime Cluster, we are building up a “Vision for 2050 of the maritime industry ecological and energy transition”, in order to identify and create the necessary inclusive dynamics to help companies and regions in the required economic, technological and regulatory ruptures.”

Jacques RIPOLL, Chief Executive Officer of Crédit Agricole Corporate and Investment Bank, declared:

“Global action is urgently needed to address the climate challenges our planet is facing. The transport sector and all players involved in its value chain have a key role to play to lead a technological and ecological progress. As a global leader in transport finance, from ships to trains, Crédit Agricole CIB is very proud to support the Transport Coalition and the future generations to achieve a better and cleaner future.”

Jean-Pierre CLAMADIEU, Chairman of the Board of Engie, commented:

“The economic recovery plans and both public and private investments they will generate will structure our economies for many years to come. It is therefore essential to seize this opportunity to accelerate the decarbonization of all industries, particularly transportation. The coalition we are launching today is proof that solutions are within reach if we work in a coordinated manner and across the entire value chain. Tomorrow, they will be an asset for our companies and for the economy as a whole.”

Patrick KOLLER, Chief Executive Officer of Faurecia, added:

“The objectives of the Coalition reflect our convictions through our “CO2Neutral” project and our sustainable mobility strategy. We are particularly committed to reach carbon neutrality for our facilities by 2025 with a global program of savings and of decarbonated energy use. With strong expertise in hydrogen technology and materials, we will play our full part within the Coalition to make the energy transition for transport a reality. This will require new technological solutions, which will emerge more quickly through the creation of open ecosystems and knowledge sharing.”

Florent MENEGAUX, President of the Michelin Group, stated:

“The Michelin teams are committed to making mobility more sustainable and working with all relevant partners, inside and outside the Movin’On ecosystem, to create and promote new solutions. By joining the Coalition for the energy of the future, the Group is taking another step in this direction. We want to seize this opportunity to share our experience and expertise, especially in hydrogen mobility, and accelerate the energy transition in transport.”

Jean-Pascal TRICOIRE, Chairman and Chief Executive Officer of Schneider Electric, said:

“At Schneider Electric, our commitment is to be the partner of our customers in their journeys toward sustainability and become carbon positive ourselves. We are proud to be part of the Coalition for the energy of the future, contributing to the energy transition in transportation and logistics thanks to our expertise in energy and automation digital solutions.”

Patrick POUYANNE, Chairman and Chief Executive Officer of Total, declared:

“Total shares the ambition to get to net-zero emissions by 2050, together with society, for its global business across its production and energy products used by its customers. By joining the Coalition for the energy of the future alongside major partners, we intend to support and accelerate the joint development of tangible energy solutions, therefore directly contributing to the reduction of carbon intensity of the transportation and logistics sectors.”

Jaakko ESKOLA, President and Chief Executive Officer of Wärtsilä, commented:

“The shipping industry’s transition to cleaner, more sustainable energy use is a movement in which we at Wärtsilä continue to play a leading role. Through the development of smart technologies, research into alternative future fuels, and our holistic approach to raising efficiencies in all aspects of shipping and port operations to create a Smart Marine Ecosystem, we have shown our commitment to promoting decarbonization. We are, therefore, proud to be part of this coalition which perfectly aligns with our purpose to enable sustainable societies with smart technology.”

About AWS

For 14 years, Amazon Web Services has been the world’s most comprehensive and broadly adopted cloud platform. AWS offers over 175 fully featured services from data centers around the world. Millions of customers—including the fastest-growing startups, largest enterprises, and leading government agencies—trust AWS to power their infrastructure, become more agile, and lower costs.

About Carrefour Group

With a multi-format network of some 12,300 stores in more than 30 countries, the Carrefour Group is one of the world’s leading food retailers. Carrefour welcomes 105 million customers throughout the world and recorded revenue of €80.7 billion in 2019. It has more than 320,000 employees who help to make Carrefour the world leader in the food transition for everyone, providing everybody with access to high-quality, affordable food every day, in all locations.

For more information, visit www.carrefour.com, or find us on Twitter (@GroupeCarrefour) and LinkedIn (Carrefour).

About CMA CGM

Led by Rodolphe Saadé, the CMA CGM Group is a world leader in shipping and logistics.

Its 489 vessels serve more than 420 ports on five continents around the world and carried nearly 22 million TEUs (twenty-foot equivalent units) in 2019. With CEVA Logistics, a world leader in logistics services, CMA CGM handles more than 500,000 tons of airfreight and 1.9 million tons of inland freight every year.

CMA CGM is constantly innovating to offer customers new maritime, inland and logistics solutions.

Present on every continent and in 160 countries through its network of 755 offices and 750 warehouses, the Group employs 110,000 people worldwide, of which 2,400 in Marseille where its head office is located.

Press contact :

media@cma-cgm.com

Follow the CMA CGM Group on:

About Cluster Maritime Français

Since 2006, the French Maritime Cluster has been promoting France’s maritime economy and supporting its key players.

The CMF consists of 430 members including shipowners, shipbuilding, marine equipments, ship maintenance, repair and conversion, ports, fishing operators, manufacturers, marine competitiveness clusters, the French Navy, marine and oceanographic research, water sports, yachting, education, shipping bankers, brokers, insurers, classification service providers, etc.

The French Maritime Cluster and its member companies aim to develop sustainable maritime activities

About Crédit Agricole Corporate and Investment Bank

Crédit Agricole CIB is the Corporate and Investment Banking arm of the Crédit Agricole Group, the world’s 12th largest bank in terms of Tier 1 capital (The Banker, July 2019). Nearly 8,000 employees in Europe, the Americas, Asia-Pacific, the Middle East and Africa support the bank’s clients in covering their financial needs around the world. Crédit Agricole CIB offers its large corporate and institutional clients a comprehensive range of products and services in capital markets, investment banking, structured finance, commercial banking and international trade sectors. A pioneer in the field of climate finance, the bank now occupies a leading position in this segment with a complete range of solutions for all of its customers. For many years Crédit Agricole CIB has been committed to sustainable development. It was the first French bank to sign the Equator Principles in 2003. Since 2012 it has also played a pioneering role in green bond markets by arranging public transactions for a wide array of issuers (supranational banks, corporates, local authorities, banks) and contributed to the drafting of the Green Bond Principles and Social Bond Guidance. Relying on the expertise of a dedicated sustainable finance team and on the strong support of all bankers, Crédit Agricole CIB is one of the most active banks in the green bond market.

For more information, please visit: www.ca-cib.fr

About Engie

Our group is a global reference in low-carbon energy and services. Our purpose (“raison d’être”) is to act to accelerate the transition towards a carbon-neutral world, through reduced energy consumption and more environmentally-friendly solutions, reconciling economic performance with a positive impact on people and the planet. We rely on our key businesses (gas, renewable energy, services) to offer competitive solutions to our customers. With our 170,000 employees, our customers, partners and stakeholders, we are a community of Imaginative Builders, committed every day to more harmonious progress.

Turnover in 2019: 60.1 billion Euros. The Group is listed on the Paris and Brussels stock exchanges (ENGI) and is represented in the main financial indices (CAC 40, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe) and non-financial indices (DJSI World, DJSI Europe and Euronext Vigeo Eiris - World 120, Eurozone 120, Europe 120, France 20, CAC 40 Governance).

About Faurecia

Founded in 1997, Faurecia has grown to become a major player in the global automotive industry. With almost 300 sites including 30 R&D centers and 115,500 employees in 37 countries, Faurecia is a global leader in its four areas of business: seating, interiors, Clarion Electronics and clean mobility. Faurecia has focused its technology strategy on providing solutions for the cockpit of the future and sustainable mobility. In 2019, the Group achieved total turnover of €17.8 billion. Faurecia is listed on the Euronext Paris stock exchange and is a component of the CAC Next 20 index.

For more information, please visit: www.faurecia.com

About Michelin

Michelin, the leading tire company, is dedicated to enhancing its clients’ mobility, sustainably. A global mobility leader, Michelin designs, manufactures and distributes the right tire for every customer need and use, as well as services and solutions that improve the efficiency of transportation systems. Michelin also offers its customers opportunities for unique experiences during their trips and travels. In addition, Michelin is developing high-tech materials for use in a wide variety of applications. Headquartered in Clermont-Ferrand, France, Michelin is present in 170 countries, employs more than 127,000 people and operates 69 tire plants that together produced around 200 million tires in 2019. (www.michelin.com)

About Schneider Electric

At Schneider, we believe access to energy and digital is a basic human right. We empower all to make the most of their energy and resources, ensuring Life Is On everywhere, for everyone, at every moment.

We provide energy and automation digital solutions for efficiency and sustainability. We combine world-leading energy technologies, real-time automation, software and services into integrated solutions for Homes, Buildings, Data Centers, Infrastructure and Industries.

We are committed to unleash the infinite possibilities of an open, global, innovative community that is passionate about our Meaningful Purpose, Inclusive and Empowered values.

www.se.com

Suivez-nous sur :

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

About Wärtsilä

Wärtsilä is a global leader in smart technologies and complete lifecycle solutions for the marine and energy markets. By emphasizing sustainable innovation, total efficiency and data analytics, Wärtsilä maximizes the environmental and economic performance of the vessels and power plants of its customers. In 2019, Wärtsilä’s net sales totaled EUR 5.2 billion with approximately 19,000 employees. The company has operations in over 200 locations in more than 80 countries around the world. Wärtsilä is listed on Nasdaq Helsinki.

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.